UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Green Mountain Coffee Roasters, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

393122106
(CUSIP Number)

Luigi Lavazza S.p.A.
Corso Novara, 59
10154 Torino, Italy
Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 9,174,991 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 9,174,991 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,174,991 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 9,174,991 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 9,174,991 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,174,991 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 9,174,991 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 9,174,991 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,174,991 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on October 8, 2010, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Green Mountain Coffee Roasters, Inc. (the “Issuer”).  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 3-7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3.	Source and Amount of Funds or Other Consideration

As described herein, pursuant to the Common Stock Purchase Agreement (the “Supplemental SPA”), dated as of May 6, 2011, by and between the Issuer and Lavazza, Lavazza will purchase an aggregate of 608,342 shares of Common Stock for a cash purchase price of $68.3375 per share, for an aggregate purchase price of $41,572,571.40.  The funds used by Lavazza to make this acquisition came from working capital of Lavazza.

Item 4.	Purpose of Transaction

On May 6, 2011, Lavazza determined to exercise its preemptive rights under Section 10.3 of the SPA in respect of a primary offering by the Issuer of its securities (the “Offering”).  In connection with the exercise of such preemptive rights, on May 6, 2011, Lavazza and the Issuer entered into the Supplemental SPA.  Under the Supplemental SPA, Lavazza agreed to purchase 525,638 shares of Common Stock at a purchase price of $68.3375 per share.  In addition, under the Supplemental SPA, Lavazza agreed that, if the underwriters for the Offering exercised their option to purchase up to 1,290,000 additional shares of Common Stock from the Issuer to cover overallotments, Lavazza would be obligated to purchase its Allotment (as defined in the SPA) in respect of the additional shares, or up to an additional 82,704 shares of Common Stock at the same purchase price per share.  On May 6, 2011, the Issuer notified Lavazza that the underwriters had exercised their overallotment option in full.  Accordingly, Lavazza has agreed to purchase, in the aggregate, 608,342 shares of Common Stock.  The closing of this purchase is subject to customary closing conditions and is expected to occur on May 11, 2011.  The parties agreed that the shares of Common Stock purchased by Lavazza under the Supplemental SPA will be deemed to be “Additional Shares” as such term is defined in the SPA.  The Supplemental SPA is Exhibit 4 to this Amendment and is incorporated herein by this reference.  The foreoing description of the Supplemental SPA is qualified in its entirety by reference to the full text of the Supplemental SPA.  The acquisition of such shares will maintain, not increase, Lavazza’s percentage ownership of the outstanding Common Stock.

Item 5.	Interest in Securities of the Issuer

(a-b)
As of the date hereof, Lavazza may be deemed to beneficially own the 608,342 shares of Common Stock it will purchase under the Supplemental SPA and directly holds, and has beneficial ownership of, the 8,566,649 shares of Common Stock purchased under the SPA, for an aggregate of 9,174,991 shares.  As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza.  The 9,174,991 shares of Common Stock so beneficially owned represent approximately 6.0% of the currently outstanding Common Stock (based on information provided by the Issuer as to the shares outstanding if the underwriters exercised their full overallotment option, inclusive of the 10,087,886 shares of newly issued Common Stock sold in the Offering and to Lavazza as described herein).  Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described in Item 4 above, Lavazza is party to the Supplemental SPA.

Item 7.            Material to Be Filed as Exhibits

Exhibit 4	Common Stock Purchase Agreement, dated as of May 6, 2011, by and between Green Mountain Coffee Roasters, Inc. and Lavazza S.p.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2011).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2011

LUIGI LAVAZZA S.P.A.

By:   /s/  Alberto Lavazza
Title:  Chariman of the Board

ALBERTO LAVAZZA S.A.P.A.

By:   /s/ Alberto Lavazza
Title:  Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By:   /s/ Giuseppe Lavazza
Title:  Personally Responsible Partner